SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated August 7, 2006

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland
(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated August 7, 2006 and titled: Nokia does not recommend or endorse below-market mini-tender offer for up to 5 Million Nokia ADSs from TRC Capital

                                                                                                                  PRESS RELEASE

                                                                                                                  August 7, 2006

Nokia does not recommend or endorse below-market mini-tender offer for up to 5 Million Nokia ADSs from TRC Capital

Espoo, Finland — Nokia announced today that it has been notified of an unsolicited below-market “mini-tender offer” by TRC Capital Corporation of Ontario, Canada to purchase up to 5,000,000 American depositary shares (“ADSs”) of Nokia Corporation (each of which represents one Nokia ordinary share), representing approximately 0.11% of Nokia’s outstanding share capital, at a price of US$19.00 per ADS.

Nokia and its Board of Directors do not in any way recommend or endorse TRC Capital’s mini-tender offer and express no opinion as to whether Nokia ADS holders should tender their ADSs in the mini-tender offer. TRC Capital’s offer price of US$19.00 per ADS represents a 4.04% discount to the US$19.80 closing price of Nokia ADSs on the New York Stock Exchange on July 25, 2006, the day prior to the date of the offer.  The offer price is also 3.21% below the August 4, 2006 closing price of US$ 19.63 per Nokia ADS.  Nokia notes that it is in no way associated with TRC Capital, the offer or the offer documentation.

TRC Capital’s offer is subject to a number of conditions, including TRC Capital obtaining sufficient financing to consummate the offer on terms acceptable to TRC Capital.  There is no assurance that the conditions to the offer will be satisfied.

TRC Capital has made numerous below-market mini-tender offers for the shares of other companies.  Mini-tender offers such as these avoid many of the disclosure and procedural requirements of the United States Securities and Exchange Commission (the “SEC”) that are applicable to larger tender offers.

The SEC has issued “Tips for Investors” regarding mini-tender offers, noting that “some bidders make mini-tender offers at below market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.”  The SEC’s publication on this topic can be found at www.sec.gov/investor/pubs/minitend.htm.

Nokia urges Nokia ADS holders to obtain current market quotations for their ADSs, to consult with their financial advisors and to exercise caution with respect to TRC Capital’s offer.  ADS holders who are considering whether to tender their ADSs should request a copy of the offer from TRC Capital or its information agent and review it carefully before deciding whether to tender their ADSs.

Nokia ADS holders who have tendered their ADSs into TRC Capital’s offer are advised that they may withdraw their ADSs as described in TRC Capital’s offer to purchase by providing written notice to the receiving agent for the offer prior to the expiration of the offer, which is currently scheduled to occur at 12:01 a.m. (New York City time) on Thursday, August 24, 2006, but may be extended by TRC Capital.

Nokia also refers broker-dealers and other market participants in the dissemination of the offer to the SEC’s recommendations to broker/dealers in these circumstances, which can be found at www.sec.gov/divisions/marketreg/minitenders/sia072401.htm, and to Information Memo Number 01-27 issued by the New York Stock Exchange on September 28, 2001, regarding dissemination of mini-tender offer materials, which can be found under the “Market Professionals — Information Memos” tab on the NYSE’s website at www.nyse.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products such as mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; and 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 — 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.”

Media and Investor Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

Investor Relations, Europe
Tel. +358 7180 34289

Investor Relations, US
Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2006		Nokia Corporation
	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel